[Haynes and Boone, LLP Letterhead]

April 13, 2007

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Panda Ethanol, Inc.
Registration Statement on Form S-3
Filed January 10, 2007, File No. 333-139911

Definitive Proxy Statement on Schedule 14A
Filed October 25, 2006

Current Report on Form 8-K
Filed January 10, 2007

Ladies and Gentlemen:

On behalf of Panda Ethanol, Inc. (the “Company”), please find enclosed Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-3 (the “Registration Statement”).

The changes to the Registration Statement reflect revisions made in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter to us dated February 6, 2007 (the “Comment Letter”) and certain other updating or corrective changes. For your convenience, we have restated the Staff’s comments below, together with the Company’s response to each respective comment.

We will overnight three clean and three marked courtesy copies of Amendment No. 1, marked to show changes from the previous filing, to Mr. Matt Franker. The page number references that appear in this letter relate to the version of Amendment No. 1 filed with the Commission via EDGAR.

General

1.	We note that your Form 10-KSB for the year ended September 30, 2005, was not filed within 15 days of your December 29, 2005, Notification of Late Filing on Form 12b-25, as required by the form and Exchange Act Rule 12b-25. Accordingly, it appears that you did not fulfill all of your reporting obligations in a timely manner during the twelve calendar months preceding the filing of this registration statement, as required by General Instruction I.A.3(b) of Form S-3, and are therefore ineligible to use Form S-3. Please amend your registration statement onto a form you are eligible to use or, alternatively, advise us as to why you believe you are eligible to use Form S-3.

RESPONSE: On February 7, 2007, Mr. Thomas Yang of Haynes and Boone, LLP, had phone conversations with Mr. Matt Franker, Staff Attorney with the Commission, to discuss this comment. It was agreed that, although there was some disagreement over whether the Company was eligible to use Form S-3 in January, the Company was definitely eligible to use Form S-3 beginning on February 1, 2007. After Mr. Franker discussed the issue with other members of the Staff, he informed Mr. Yang that the Commission would not continue to pursue this issue and would permit the Company to file an amendment to the Registration Statement on Form S-3.

2.	Please provide updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation S-B.

RESPONSE: The Company has revised the Registration Statement to incorporate by reference its Annual Report on Form 10-K for the year ended December 31, 2006, which includes updated financial statements and related disclosures (see page 3).

3.	Please provide updated consents in each amendment to your registration statement.

RESPONSE: The Company has included updated consents in the Registration Statement and will provide updated consents in each amendment that it files.

Cover Page

4.	Please revise to clarify that you are registering the resale of shares of common stock by the selling stockholders. Similarly revise your summary disclosure of the offering on page 2 and legal opinion.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment (see cover page, page i, page 2 and page 1 of Exhibit 5.1).

Summary, page 1

5.	Disclose how much it will cost to complete each plant under construction or planned for construction.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment to include a cross reference to such information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in its Reports on Forms 10-K and 10-Q which are incorporated by reference into the Registration Statement (see page 1 of the Registration Statement and page 43 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

6.	Clarify whether or not you currently produce any ethanol.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment and has also included this information in its Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into the Registration Statement (see page 1 of the Registration Statement and pages 1 and 40 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

Recent Developments

7.	Briefly describe what type of business Cirracor conducted.

RESPONSE: The Company has deleted the Recent Developments Section as a result of the filing of its Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into the Registration Statement. The Company did include the information requested in response to the Staff’s comment in such Annual Report on Form 10-K (see page 3 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

Incorporation by Reference, page 3

8.	We note that you incorporate by reference to your Current Report on Form 8-K filed on November 13, 2006, which incorporates information from your definitive proxy statement filed on October 25, 2006. Please note that you may not incorporate by reference any document that incorporates another document by reference. Refer to Regulation S-B, Item 10(f) and Rule 411(d) of Regulation C. Please revise to incorporate applicable information from your proxy statement or, alternatively, include such information in your registration statement.

RESPONSE: The Company has revised the Registration Statement to incorporate by reference its Annual Report on Form 10-K for the year ended December 31, 2006, and all instances in which we incorporated by reference any document that incorporates another document by reference have been eliminated in response to the Staff’s comment (see page 3).

Selling Stockholders, page 8

9.	Please delete the reference to Rule 406 in the final paragraph on page 8. It appears that you are attempting to describe 416 of Regulation C.

RESPONSE: The Company has revised the Registration Statement to correctly refer to Rule 416 in response to the Staff’s comment (see page 8).

10.	Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling security holders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment by identifying selling security holders who are affiliates of broker-dealers. None of the selling security holders are broker-dealers (see pages 9-11).

11.	If any selling security holders are affiliates of broker-dealers, revise to disclose the following:

•	that the selling security holders purchased in the ordinary course of business; and

•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understanding, directly or indirectly, with any person to distribute the securities.

If these selling security holders are unable to make these representations, please state that they are underwriters.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment (see pages 9-11).

12.	Please indicate by footnote the individual having voting and investment control over the shares being registered that are owned by entities not registered as investment companies or investment advisers under the Investment Company Act or the Investment Advisers Act, respectively.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment (see pages 9-11).

13.	Please revise your table to indicate, by footnote or otherwise, the transaction in which each selling shareholder acquired shares of common stock.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment (see pages 9-11).

Plan of Distribution, page 10

14.	Please revise to clarify that the OTCBB is not a “stock exchange,” but rather a quotation medium for subscribing NASD members.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment (see page 12).

15.	Please clarify whether all stockholders may sell shares pursuant to Rule 144 since it does not appear that all stockholders meet the holding period requirements to sell under Rule 144.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment (see page 12).

Part II

Undertakings, page II-2

16.	Please revise your undertakings to provide those specified in Item 512 of Regulation S-B. Please only provide those undertakings applicable to this transaction.

RESPONSE: The Company is no longer an S-B filer and has revised the Registration Statement in response to the Staff’s comment with reference to Item 512 of Regulation S-K (see pages II-2 – II-4).

Definitive Proxy Statement on Schedule 14A, Filed October 25, 2006

Panda Ethanol, Inc. Financial Statements for the Year Ended December 31, 2005

General

17.	Please apply the following comments to the financial statements that will be included in your registration statement.

RESPONSE: The Staff’s comment is noted and the Company has responded to Staff comments 18 through 21 as set forth below.

Consolidated Statements of Shareholder’s Equity, page F-24

18.	We note that you will account for the merger with Cirracor as a recapitalization of Panda Ethanol. When you update the financial statements in your registration statement to December 31, 2006, we believe that the reverse merger will be best presented in your statements of equity by presenting the historical number of shares and related activity of Panda Ethanol for periods prior to the merger date. Such amounts should be recast similar to a stock split to reflect the number of shares received by Panda Ethanol’s shareholders in the merger. In this regard, since the exchange ratio was 1:1, we assume that there will be no change to the historical number of shares presented for Panda Ethanol. You should then reflect Cirracor’s 1.2 million shares outstanding as of the merger date as a stock issuance that occurred on the merger date and identify this issuance as shares effectively issued to former Cirracor shareholders as part of the November 6, 2006 recapitalization.

RESPONSE: The Company has applied the Staff’s comment to its statement of shareholders’ equity and Note 4 of the notes related thereto, which is incorporated by reference into the Registration Statement (see pages F-5, F-12 and F-13 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

19.	Please ensure that you provide all disclosures required by paragraph 11(d) of SFAS 7.

RESPONSE: The Company has reformatted its statement of shareholders’ equity to address the requirements of the indicated section of SFAS 7, which statement is incorporated by reference into the Registration Statement (see page F-5 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

Note 2 – Significant Accounting Policies, page F-26

20.	We note your discussion of the marketing agreement with Aventine Renewable Energy on page 75. With reference to the guidance in EITF 99-19, please supplementally tell us how you will recognize revenues and related costs under this agreement.

RESPONSE: The Company will manufacture ethanol at its facility using corn and other raw materials as inputs to the manufacturing process. Generally, all ethanol produced at the facility (with certain possible exceptions) will be sold to Aventine under the Ethanol Marketing Agreement (“EMA”) which is Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on November 13, 2006. The Company will recognize revenues from sale of ethanol to Aventine at the net sale price receivable from Aventine, which will be determined as Aventine’s average sale price to its customers for a given period, less a cost recovery component and commission. The cost recovery component represents certain costs incurred by Aventine, including freight, storage, inventory carrying cost and indirect marketing costs.

Under the EMA, title to the ethanol and risk of loss will pass to Aventine when the ethanol is loaded onto railcars or other mode of transportation provided by Aventine at our facility. Aventine will become obligated to pay for the ethanol under the contractual pricing formula as soon as title and risk of loss have passed, even though the actual sale price under the contractual pricing formula will not yet be known at that time. While the Company assumes credit risk with respect to payment by Aventine, Aventine assumes all credit risk with respect to payment by its customers.

Under the guidance of EITF 99-19 and 01-9, we believe the Company should report its revenue as the net sale price receivable from Aventine. The Company is the primary obligor in the arrangement with Aventine and has all inventory risk until title and risk of loss pass to Aventine upon loading onto Aventine’s mode of transportation at our facility. The Company has credit risk with respect to Aventine, while Aventine has the credit risk with respect to its own customers. Aventine will not be functioning as an agent for the Company, but will be making sales for its own account. Aventine will be the primary obligor under its arrangements with its customers. The cost recovery component and commission, which will be deducted from Aventine’s average sale price to its customers in determining the Company’s net sale price receivable from Aventine under the EMA’s contractual pricing formula, do not represent expenses of the Company, but instead should be characterized as a reduction of revenue when recognized in the Company’s income statement.

We believe our intended accounting for sales to Aventine is consistent with Aventine’s accounting policy for such transactions (termed “Marketing Alliance” transactions) as discussed under “Marketing Alliance Production” on pages 8 and 9 of Aventine’s Annual Report on Form 10-K filed on March 5, 2007.

Current Report on Form 8-K, Filed January 10, 2007

Panda Ethanol, Inc. Financial Statements for the Period Ended September 30, 2006

21.	We note your discussion of the registration rights agreements in Notes 4 and 6. When you update the financial statements in your registration statement to December 31, 2006, please revise to clarify whether you triggered any liquidated damages or penalties under these agreements. Please refer to comment 1, above, and tell us consequences, if any, ineligibility to use Form S-3 will have on the registration rights agreements.

RESPONSE: The Company does not believe any liquidated damages or penalties have been triggered and has updated Note 4 to its consolidated financial statements accordingly, which is incorporated by reference into the Registration Statement (see page F-13 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ THOMAS H. YANG Thomas H. Yang Direct Phone Number: (214) 651-5545 Direct Fax Number: (214) 200-0641 thomas.yang@haynesboone.com